Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 949/673-4510                                          Fax: 949/673-4525

December 23, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Attn: Kim McManus, Staff Attorney

Washington, D.C. 20549

RE:	Heyu Leisure Holidays Corporation
Amendment No. 2 to Registration Statement on Form S-1
Filed October 6, 2015
File No. 333-201986

Dear Ms. McManus:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) an amendment to the Form S-1 for Heyu Leisure Holiday Corporation (the “Company” or the “Registrant”).

The following responses address the comments of the reviewing staff of the Commission as set forth in the comment letter dated October 26, 2015 (the “Comment Letter”). The comments and our responses below are sequentially numbered (based on the numbering sequence and text of the comments issued per the Comment Letter) and the answers herein refer to each of the comments by number and by citing if the response (if applicable) thereto results in revisions being made to the Form S-1.

General

1. We note your response to comment 1 of our letter dated August 17, 2015. The offering appears to be an indirect primary offering by the company through the selling shareholders. As such, the selling shareholders are identified as underwriters. For this reason the offering price of the shares must be fixed for the duration of the offering. Please revise your disclosure accordingly to fix the price for the duration of the offering.

Response: The Company has revised the applicable disclosure to address this comment.

Plan of Operations

Business Plan and Potential Acquisition, page 25

2. We note your response to comment 5. Based upon your response and disclosure on pages 25 and 26, it appears that the acquisition of Xiamen Yuan Bo Bay Hot Springs Hotel is probable and significant at the greater than 40% level. Therefore, it appears that audited financial statements are required in accordance with Rule 8-04 of Regulation S-X, even though the acquisition has not yet been completed. Please file the required financial statements in your next amendment, or tell us why you believe they are not required under Rule 8-04.

Response: The Company has revised its disclosure in the Form S-1/A to further clarify that the acquisition of Yuan Bo Bay Hotel is still subject to conditions precedent, including that the hotel owner needs to provide full land titles to the Registrant. As of the present time, the owner has still been unable to fulfill the conditions precedent in the Property Use Right Agreement signed on July 30, 2015. The Registrant may terminate the Property Use Right Agreement if the owner cannot meet the requirement of condition precedent before December 31, 2015. Accordingly, the Company believes that the requested financial statements are not required under Rule 8-04.

Financial Statements Heyu Leisure Holidays Corporation for the quarterly period ended March 31, 2015

Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 16

3. We note your response to comment 13. However, we note that your financial statements for the quarterly period ended March 31, 2015 continue to include a pro forma balance sheet as of December 31, 2014 and a pro forma statement of operations for the six months ended June 30, 2014 on pages 16 and 17, respectively. Please advise and refer to Rule 11-02(c) of Regulation S-X.

Response: The Company has removed these pro forma statements that were shown on Page 16 and Page 17, respectively.

Financial Statements Heyu Leisure Holidays Corporation for the quarterly period ended June 30, 2015

Condensed Consolidated Balance Sheets, page 3

4. We note your response to comment 11. However, it appears that you have continued to present a pro forma balance sheet as of December 31, 2014 in your financial statements for the quarterly period ended June 30, 2015. Please amend your interim financial statements to include a balance sheet as of December 31, 2014 that is consistent with your audited balance sheet presented elsewhere in the filing. This comment also applies to the financial statements for the quarterly period ended March 31, 2015, to the extent that you continue to present those financial statements.

Response: As discussed in the accounting policy and nature of operations, the Company merged with Heyu Capital Ltd, a Hong Kong entity on February 9, 2015. This transaction has been accounted for as a business combination under a method similar to the pooling-of-interest method ("Pooling-of-Interest") as the Company and Heyu Capital are both under common control with by a majority shareholder. That is in accordance with Accounting Standards Codification (“ASC”) 805-50-25, which indicated that the financial statements of the receiving entity shall report results of operations for the period in which the transfer occurs as though the transfer of net assets or exchange of equity interests had occurred at the beginning of the period. Results of operations for that period will thus comprise those of the previously separate entities combined from the beginning of the period to the date the transfer is completed and those of the combined operations from that date to the end of the period. By eliminating the effects of intra-entity transactions in determining the results of operations for the period before the combination, those results will be on substantially the same basis as the results of operations for the period after the date of combination. The effects of intra-entity transactions on current assets, current liabilities, revenue, and cost of sales for periods presented and on retained earnings at the beginning of the period presented shall be eliminated to the extent possible. Further, in 805-50-45-5, it is indicated that the financial statements and financial information presented for prior years also shall be retrospectively adjusted to furnish comparative information. All adjusted financial statements and financial summaries shall indicate clearly that financial data of previously separate entities are combined.

Moreover, according to ASC 250-10-45-21, when an accounting change results in financial statements that are, in effect, the statements of a different reporting entity, the change shall be retrospectively applied to the financial statements of all prior periods presented to show financial information for the new reporting entity for those periods. Previously issued interim financial information shall be presented on a retrospective basis.

Thus, the Company has retrospectively presented the consolidated balance sheet of Heyu Leisure Holiday Corporation as of December 31, 2014.

Condensed Consolidated Statement of Operations, page 4

5. We note your response to comment 12. However, it appears that you have continued to present pro forma statements of operations and cash flows for the three and six months ended June 30, 2014. Please amend your registration statement to provide your historical GAAP financial statements for the three and six months ended June 30, 2014. This comment also applies to the comparative financial statements included for the quarterly period ended March 31, 2015, to the extent that you continue to present those financial statements.

Response: As the Company disclosed in the accounting policy and nature of operations, the Company merged with Heyu Capital Ltd, a Hong Kong entity on February 9, 2015. This transaction has been accounted for as a business combination under a method similar to the pooling-of-interest method ("Pooling-of-Interest") as the Company and Heyu Capital are both under common control with by a majority shareholder. That is in accordance with Accounting Standards Codification (“ASC”) 805-50-45-2, which indicated that the financial statements of the receiving entity shall report results of operations for the period in which the transfer occurs as though the transfer of net assets or exchange of equity interests had occurred at the beginning of the period. Results of operations for that period will thus comprise those of the previously separate entities combined from the beginning of the period to the date the transfer is completed and those of the combined operations from that date to the end of the period. By eliminating the effects of intra-entity transactions in determining the results of operations for the period before the combination, those results will be on substantially the same basis as the results of operations for the period after the date of combination. The effects of intra-entity transactions on current assets, current liabilities, revenue, and cost of sales for periods presented and on retained earnings at the beginning of the period presented shall be eliminated to the extent possible. Further in 805-50-45-5, it is indicated that the financial statements and financial information presented for prior years also shall be retrospectively adjusted to furnish comparative information. All adjusted financial statements and financial summaries shall indicate clearly that financial data of previously separate entities are combined.

Moreover, according to ASC 250-10-45-21, when an accounting change results in financial statements that are, in effect, the statements of a different reporting entity, the change shall be retrospectively applied to the financial statements of all prior periods presented to show financial information for the new reporting entity for those periods. Previously issued interim financial information shall be presented on a retrospective basis.

Therefore, the Company has retrospectively presented the consolidated statement of operations for the three and six month periods, respectively, ended June 30, 2014, as well as the cash flows for those periods, respectively, ended June 30, 2014.

Heyu Leisure Holiday Corp Unaudited Pro Forma Condensed Statement of Operation for the Twelve Months Ended December 31, 2014

6. We note your response to comment 14. Please revise the pro forma statement of operations to reflect the audited historical statements of operations of Heyu Capital.

Response: The Company has revised the pro-forma statement of operation to reflect the audited historical statement of operations of Heyu Capital.

In summary of the foregoing responses to your comments, we trust that the responses above as a whole and the revised Form S-1 filed herewith address the recent comments in the Comment Letter. We trust that we have responded satisfactorily to the comments issued by the Commission regarding the Form S-1. Hence, we hope that we will be in a position to request for acceleration of the Form S-1 in the near future once the Staff has completed its review of the instant amendment to the Form S-1 and these accompanying comment responses.

If you have any questions or concerns, please do not hesitate to contact Lee W. Cassidy at (202) 387-5400 or the undersigned at (310) 709-4338. In addition, we request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be copied to both lwcassidy@aol.com and tony@tonypatel.com.

Sincerely,

/s/ Anthony A. Patel

Anthony A. Patel, Esq.

Cassidy & Associates